SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 _____________
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1) *

FIRST FINANCIAL NORTHWEST, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share	32022K102
(Title of class of securities)	(CUSIP number)

November 16, 2011
(Date of Event Which Requires Filing of this Statement) Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on Following Pages Page 1

CUSIP No.	32022K102	13G	Page 2

1	NAME OF REPORTING PERSONS: SC FUNDAMENTAL VALUE FUND, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [x] (b) [_]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION:		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER:	420,595
	6	SHARED VOTING POWER:	0
	7	SOLE DISPOSITIVE POWER:	420,595
	8	SHARED DISPOSITIVE POWER:	0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		420,595
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):		2.24%
12	TYPE OF REPORTING PERSON:		PN

CUSIP No.	32022K102	13G	Page 3

1	NAME OF REPORTING PERSONS: SC FUNDAMENTAL LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [x] (b) [_]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION:		New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER:	0
	6	SHARED VOTING POWER:	420,595
	7	SOLE DISPOSITIVE POWER:	0
	8	SHARED DISPOSITIVE POWER:	420,595
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		420,595
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):		2.24%
12	TYPE OF REPORTING PERSON:		OO

CUSIP No.	32022K102	13G	Page 4

1	NAME OF REPORTING PERSONS: SC FUNDAMENTAL VALUE BVI, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [x] (b) [_]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION:		British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER:	415,053
	6	SHARED VOTING POWER:	0
	7	SOLE DISPOSITIVE POWER:	415,053
	8	SHARED DISPOSITIVE POWER:	0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		415,053
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):		2.21%
12	TYPE OF REPORTING PERSON:		CO

CUSIP No.	32022K102	13G	Page 5

1	NAME OF REPORTING PERSONS: SC-BVI PARTNERS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [x] (b) [_]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION:		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER:	0
	6	SHARED VOTING POWER:	415,053
	7	SOLE DISPOSITIVE POWER:	0
	8	SHARED DISPOSITIVE POWER:	415,053
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		415,053
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):		2.21%
12	TYPE OF REPORTING PERSON:		PN

CUSIP No.	32022K102	13G	Page 6

1	NAME OF REPORTING PERSONS: PMC-BVI, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [x] (b) [_]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION:		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER:	0
	6	SHARED VOTING POWER:	415,053
	7	SOLE DISPOSITIVE POWER:	0
	8	SHARED DISPOSITIVE POWER:	415,053
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		415,053
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):		2.21%
12	TYPE OF REPORTING PERSON:		CO

CUSIP No.	32022K102	13G	Page 7

1	NAME OF REPORTING PERSONS: SC FUNDAMENTAL BVI, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [x] (b) [_]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION:		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER:	0
	6	SHARED VOTING POWER:	415,053
	7	SOLE DISPOSITIVE POWER:	0
	8	SHARED DISPOSITIVE POWER:	415,053
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		415,053
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):		2.21%
12	TYPE OF REPORTING PERSON:		CO

CUSIP No.	32022K102	13G	Page 8

1	NAME OF REPORTING PERSONS: PETER M. COLLERY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [x] (b) [_]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION:		United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER:	81,808
	6	SHARED VOTING POWER:	835,648
	7	SOLE DISPOSITIVE POWER:	81,808
	8	SHARED DISPOSITIVE POWER:	835,648
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		917,456
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):		4.88%
12	TYPE OF REPORTING PERSON:		IN

CUSIP No.	32022K102	13G	Page 9

1	NAME OF REPORTING PERSONS: NEIL H. KOFFLER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [x] (b) [_]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION:		United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER:	0
	6	SHARED VOTING POWER:	835,648
	7	SOLE DISPOSITIVE POWER:	0
	8	SHARED DISPOSITIVE POWER:	835,648
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		835,648
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):		4.44%
12	TYPE OF REPORTING PERSON:		IN

CUSIP No.	32022K102	13G	Page 10

1	NAME OF REPORTING PERSONS: JOHN T. BIRD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [x] (b) [_]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION:		United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER:	0
	6	SHARED VOTING POWER:	835,648
	7	SOLE DISPOSITIVE POWER:	0
	8	SHARED DISPOSITIVE POWER:	835,648
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		835,648
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):		4.44%
12	TYPE OF REPORTING PERSON:		IN

CUSIP No.	32022K102	13G	Page 11

1	NAME OF REPORTING PERSONS: DAVID A. HURWITZ
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [x] (b) [_]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION:		United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER:	0
	6	SHARED VOTING POWER:	835,648
	7	SOLE DISPOSITIVE POWER:	0
	8	SHARED DISPOSITIVE POWER:	835,648
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		835,648
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):		4.44%
12	TYPE OF REPORTING PERSON:		IN

CUSIP No.	32022K102	13G	Page 12

1	NAME OF REPORTING PERSONS: SC FUNDAMENTAL LLC EMPLOYEE SAVINGS & PROFIT SHARING PLAN
	I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [x] (b) [_]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION:		United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER:	81,808
	6	SHARED VOTING POWER:	0
	7	SOLE DISPOSITIVE POWER:	81,808
	8	SHARED DISPOSITIVE POWER:	0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		81,808
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):		0.44%
12	TYPE OF REPORTING PERSON:		EP

Item 1(a)	Name of Issuer:

First Financial Northwest, Inc. (the “Issuer”).

Item 1(b)         Address of Issuer’s Principal Executive Offices:

The address of the principal executive offices of the Issuer is 201 Wells Avenue South, Renton, Washington 98057.

Item 2(a)         Name of Persons Filing:

(i)	SC Fundamental Value Fund, L.P.
(ii)	SC Fundamental LLC
(iii)	SC Fundamental Value BVI, Ltd.
(iv)	SC-BVI Partners
(v)	PMC-BVI, Inc.
(vi)	SC Fundamental BVI, Inc.
(vii)	Peter M. Collery
(viii)	Neil H. Koffler
(ix)	John T. Bird and
(x)	David A. Hurwitz
(xi)	SC Fundamental LLC Employee Savings & Profit Sharing Plan (collectively, the “Reporting Persons”)

Item 2(b)         Address of Principal Business Office or, if None, Residence:

The principal business office of each of SC Fundamental Value Fund, L.P., SC Fundamental LLC, SC-BVI Partners, PMC-BVI, Inc., SC Fundamental BVI, Inc., Peter M. Collery, Neil H. Koffler, John T. Bird, David A. Hurwitz and SC Fundamental LLC Employee Savings & Profit Sharing Plan is 747 Third Avenue, 27th Floor, New York, New York 10017.

The principal business office of SC Fundamental Value BVI, Ltd. is c/o MadisonGrey Fund Services (Cayman) Ltd., P.O. Box 10290, Grand Cayman KY1-1003, Cayman Islands.

Item 2(c)         Citizenship:

Information regarding the citizenship or place of organization of the Reporting Persons is incorporated herein by reference from Row (4) of their respective cover page to this Schedule 13G/A.

Item 2(d)         Title of class of securities:

Common Stock, par value $0.01 per share.

Item 2(e)                      CUSIP No.:

32022K102

Item 3	If This Statement Is Filed Pursuant To Rule 13d-1(b), Or 13d-2(b) Or (c), Check Whether The Person Filing Is:

(a)	[ ]	Broker or dealer registered under Section 15 of the Exchange Act;

(b)	[ ]	Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)	[ ]	Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act;

(e)	[ ]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	[ ]	An Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	[ ]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	[ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	[ ]	A non-U.S. institution in accordance with Rule 13d–1(b)(1)(ii)(J);

(k)	[ ]	Group, in accordance with Rule 13d–1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d–1(b)(1)(ii)(J), please specify the type of institution:

Item 4              Ownership

(a)           Amount beneficially owned:
The responses of the Reporting Persons to Row (9) of the cover pages of this Schedule 13G/A are incorporated herein by reference.

(b)           Percent of class:
The responses of the Reporting Persons to Row (11) of the cover pages of this Schedule 13G/A are incorporated herein by reference.  The percentage ownership of each of the Reporting Persons is based on 18,805,168 shares of Common Stock outstanding as of November 4, 2011, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2011 filed with the Securities and Exchange Commission on November 7, 2011.

(c)           The responses of the Reporting Persons to Rows (5) through (8) of the cover pages of this Schedule 13G/A are incorporated herein by reference

Item 5              Ownership Of Five Percent Or Less Of A Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of Securities, check the following|_X_|.

Item 6	Ownership Of More Than Five Percent On Behalf Of Another Person

Not applicable.

Item 7	Identification And Classification Of The Subsidiary Which Acquired The Security Being Reported On By The Parent Holding Company Or Control Person

Not applicable.

Item 8                      Identification And Classification Of Members Of The Group

See Exhibit No. 2 hereto.

Item 9                      Notice Of Dissolution Of Group

Not applicable.

Item 10                      Certification

(a)           Not applicable.

(b)           By signing below, each of the undersigned certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

[The remainder of this page intentionally left blank.]

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:           November 18, 2011

SC FUNDAMENTAL VALUE FUND, L.P.

By:	SC Fundamental LLC, as General Partner

By:	/s/ Neil H. Koffler
Neil H. Koffler, Member

SC FUNDAMENTAL LLC

By:	/s/ Neil H. Koffler
Neil H. Koffler, Member

SC FUNDAMENTAL VALUE BVI, LTD.

By:	SC Fundamental BVI, Inc., as managing general partner of investment manager

By:	/s/ Neil H. Koffler
Neil H. Koffler, Vice President

SC-BVI PARTNERS

By:	SC Fundamental BVI, Inc., as managing general partner

By:	/s/ Neil H. Koffler
Neil H. Koffler, Vice President

PMC-BVI, INC.

By:	/s/ Neil H. Koffler
Neil H. Koffler, Secretary

SC FUNDAMENTAL BVI, INC.

By:	/s/ Neil H. Koffler
Neil H. Koffler, Vice President

/s/ Neil H. Koffler
Neil H. Koffler as Attorney-in-Fact for
Peter M. Collery (1)

/s/ Neil H. Koffler
Neil H. Koffler

/s/ Neil H. Koffler
Neil H. Koffler as Attorney-in-Fact for John T. Bird (2)

/s/ Neil H. Koffler
Neil H. Koffler as Attorney-in-Fact for David A. Hurwitz (3)

SC FUNDAMENTAL LLC EMPLOYEE SAVINGS AND PROFIT SHARING PLAN

By:	/s/ Peter M. Collery
Peter M. Collery, Trustee

(1)
Executed by Neil H. Koffler as Attorney-in-Fact for Peter M. Collery.  The Power of Attorney for Mr. Collery is attached as Exhibit 3 to the Amendment No. 3 to the Statement on Schedule 13G with respect to the Common Stock of BFC Financial Corporation, filed on February 4, 2010, and is incorporated herein by reference.

(2)
Executed by Neil H. Koffler as Attorney-in-Fact for John T. Bird.  The Power of Attorney for Mr. Bird is attached hereto as Exhibit 3 to the Statement on Schedule 13G with respect to the Common Stock of First Financial Northwest Inc., filed on September 14, 2011.

(3)
Executed by Neil H. Koffler as Attorney-in-Fact for David A. Hurwitz. The Power of Attorney for Mr. Hurwitz is attached hereto as Exhibit 4 to the Statement on Schedule 13G with respect to the Common Stock of First Financial Northwest Inc., filed on September 14, 2011.

EXHIBIT INDEX

Exhibit No.	Document
1
Joint Filing Agreement, dated November 18, 2011, among SC Fundamental Value Fund, L.P., SC Fundamental LLC, SC Fundamental Value BVI, Ltd., SC-BVI Partners, PMC-BVI, Inc., SC Fundamental BVI, Inc., Peter M. Collery, Neil H. Koffler, John T. Bird, David A. Hurwitz, and SC Fundamental LLC Employee Savings & Profit Sharing Plan to file this joint statement on Schedule 13G/A.

2	Identity of Members of Group